Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 22 DATED FEBRUARY 6, 2013
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 21, dated January 15, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 22 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 22 is to disclose:

•	the status of our public offering; and

•	our recent acquisition of Fairmarc Apartments, a residential property located in Fair Oaks Ranch, Texas.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of February 1, 2013, we had received and accepted investors’ subscriptions for and issued 23,846,429 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $238,673,469. As of February 1, 2013, we had raised approximately $244,299,425 in gross offering proceeds in both our private and public offerings. Effective September 10, 2012, the offering price per share in our public offering is $10.24 and the offering price for shares issued pursuant to our distribution investment plan is $9.73.
As of February 1, 2013, approximately 126,591,733 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Acquisition of Fairmarc Apartments
On January 31, 2013, or the closing date, we acquired from a third-party seller a fee simple interest in a 288-unit multifamily residential community located in Fair Oaks Ranch, Texas known as Vantage at Fair Oaks through SIR Fairmarc, LLC, or SIR Fairmarc, a wholly-owned subsidiary of our operating partnership. With the acquisition of Vantage at Fair Oaks, we have invested over $600 million in 31 properties in ten states representing 6,978 units and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased one additional property so far in 2013.
On the closing date, we initiated the process to re-name Vantage at Fair Oaks to Fairmarc Apartments. Going forward, Vantage at Fair Oaks will be commonly referred to as Fairmarc Apartments, or the Fairmarc property.
SIR Fairmarc acquired the Fairmarc property for an aggregate purchase price of $34,560,000, excluding closing costs. SIR Fairmarc financed the payment of the purchase price for the Fairmarc property with a combination of: (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $24,767,000 from PNC Bank, National Association, pursuant to the requirements of the Federal Home Loan Mortgage Corporation (Freddie Mac) Capital Markets Execution Program.
An acquisition fee of approximately $698,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Fairmarc property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Fairmarc property as of the closing of the acquisition was 6.02%.

The Fairmarc property is a 288-unit residential community constructed in 2012. The Fairmarc property is comprised of 14 three-story residential buildings and a separate leasing office/clubhouse on a 26.41-acre site. The units at the Fairmarc property consist of a mix of one, two, and three-bedroom units averaging 875 square feet per unit. Average in-place monthly rent at the Fairmarc property was approximately $967 as of January 1, 2013. Unit amenities at the Fairmarc property include well-equipped kitchens, faux wood flooring in all units, custom cabinetry, built-in desk centers, ceiling fans, full size washers and dryers, patios and/or balconies with exterior storage, upgraded appliances with microwave and central air conditioning. Property amenities at the gated community include a clubhouse, resort style swimming pool, 24-hour fitness center, business center, covered parking, picnic areas with barbecues, media room, internet cafe with Starbucks coffee and a dog park. Occupancy at the Fairmarc property was 93% as of January 1, 2013. We have engaged Steadfast Management Company, Inc., our affiliate, to serve as the property manager for the Fairmarc property.